Exhibit 99.3

Hello Everyone,

My name is [  ] from the [  ] Team here at Masterworks.

Today we’re thrilled to bring you x0 x 4 x. x x1 x 0 x. x 6 x 9 x, by the iconic artist, Zao Wou-Ki.

Zao Wou-Ki is considered one of the pioneers of modern Chinese painting.

His market boasts a 29.3% Annual Record Price Growth rate based on data from selected sales occurring from February 1985 to June 2023, and his top auction record is currently $65.2M based on a sale from September 30, 2018.

The Artwork exemplifies Zao Wou-Ki’s painting style during his Hurricane Period, which spanned from 1959 to 1972. Characterized by its synthesis of Chinese and Western influences, the artist’s Hurricane Period resulted in rhythmic, abstract paintings that allude to traditional Chinese landscape paintings.

So why do we like this painting? Three reasons:

One: As of June 2023 the market for Zao Wou-Ki has a Sharpe Ratio of .89, outperforming the S&P 500 and the greater art market over the same period.

Two: Across 98 repeat sales Zao Wou-Ki has an 89% frequency of appreciation. A significant majority of his resold works achieve a higher price in their second sale

Three: We believe this work has good upside potential with a similar sales appreciation rate of 16.2% since April 1993 to June 2023.

Thank you for joining us, and we look forward to bringing you this fantastic work by Zao Wou-Ki.